SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Webcast presentation regarding third quarter 2009 preliminary results.

Repsol YPF

Third Quarter 2009 Preliminary Results

WEBCAST – CONFERENCE CALL November 12th, 2009

Repsol YPF

3Q09 Preliminary Results

November 2009

Disclaimer

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2009

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A. This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission (“SEC”) currently permits oil and gas companies to disclose in their SEC filings only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as probable reserves, or possible reserves, or recoverable reserves, or resources among other, that SEC rules currently do not permit us to include in our filings with the SEC. U.S. Investor are urged to consider closely the disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC and available on Repsol YPF’s website (www.repsol.com). You can also obtain this information from the SEC by calling 1-800-SEC-0330 or at www.sec.gov. SEC rules were revised in 2008 and will permit additional disclosures to be made in certain SEC filings made after January 1, 2010.

2

3Q 2009 HIGHLIGHTS

Miguel Martínez

COO

3

3Q 2009 Highlights

Weak macro scenario with signs of recovery.

CCS Adjusted Operating Income

Million €

800

400

0

+7 7%

428

2Q 09

759

3Q 09

4

3Q 2009 Highlights

A better environment supported performance improvement

BRENT PRICES

120

100 $/Bbl

80 60 40

1Q 2Q 3Q

2009 2008

ARGENTINA PRICES

2900

pesos/m3 2300 1700

1Q08 2Q08 3Q08 1Q09 2Q09 3Q09

Regular gasoline Diesel

us$/m3

550 650 750

1Q08 2Q08 3Q08 1Q09 2Q09 3Q09

5

3Q 2009 Highlights

COST SAVINGS PLAN

EXPENSES

611 M€ LESS THAN 2008 (1)

(1)	9M cummulative on a like-for-like basis (2) Estimated annual figure

INVESTMENT

600 M€ LESS THAN 2009 BUDGET (2)

6

3Q 2009 MAIN DEVELOPMENTS

Miguel Martínez

COO

7

3Q 2009 Main Developments

New exploration successes

Venezuela

Sierra Leone

Brazil

8

3Q 2009 Main Developments

Brazil: Abare West

4th discovery in the pre-salt BMS-9 block

PRE-SALT PRODUCTION

MALBEC

DEEP ALBACORA LESTE

SEAT

TINGUA

ITABORAI

Iara

CARIOCA Tupi

Jupiter

Abare

West GUARA

SANTOS PRE-SALT

IGUAZU Caramba HIGH

Albacora Leste Participacion Repsol Repsol Operador

Future Activity: Well testing when equipment available

3Q 2009 Main Developments

Venezuela: Perla X1

The biggest gas discovery ever made by Repsol and in Venezuela’s history 1,000 to 1,400 million BOE of estimated recoverable resources

2010 Activity: 1 Exploratory well followed by appraisal

3Q 2009 Main Developments

Sierra Leone: Venus B-1

It opens up a new exploration area for the company with high potential

Preliminary results are being evaluated

Km2 Gross

LB-15 Exploración 3.400 LB-16 Exploración 3.225 LB-17 Exploración 3.150

2010 Activity: Evaluation & drilling schedule definition

3Q 2009 Main Developments

New data in Brazil: Guará Production Test

Recoverable resources confirmed to be between 1.1 an 2 billion of barrels

Excellent productivity potential of the well, estimated at approximately 50,000 BPD

PRE-SALT PRODUCTION

MALBEC

DEEP ALBACORA LESTE

SEAT

TINGUA

ITABORAI

Iara CARIOCA Tupi

Jupiter

Abare

West GUARA

SANTOS PRE-SALT

IGUAZU Caramba HIGH

Albacora Leste Participacion Repsol Repsol Operador

2010 Activity: 1 Appraisal well + Extended Well Test

3Q 2009 Main Developments

Additional 2010 Main Evaluation Plans

Gulf of Mexico

Buckskin Appraisal

Brazil

Appraisal wells: Carioca North, Panoramix, Piracuca

3Q 2009 RESULTS

Miguel Martínez

COO

3Q 2009 Results

CCS Adjusted net income

Million €

900 600 300 0

723

3Q 08

-61%

279

3Q 09

CCS Adjusted Operating Income

1500

1000

500

0

-54%

1647

3Q 08

759

3Q 09

3Q 2009 Upstream Results

UPSTREAM: Adjusted Operating Income

Million €

600 400 200 0

620

3Q08

(417)

Price effect net of taxes

61

Volume

25

Exploration Costs

12

Exchange rate & Others

302

3Q09

3Q 2009 Downstream Results

DOWNSTREAM: CCS Adjusted Operating Income

Million €

500 400 300 200 100 0

480

3Q08

(355)

Refining Activity

44

Marketing & LPG

(63)

Others

106

3Q09

3Q 2009 YPF Results

YPF: Adjusted Operating Income

Million €

400 300 200 100 0

451

3Q08

(102)

Volume sales

(119)

Export prices & international price related products net of taxes

(69)

Price decreases in domestic markets (liquids)

(67)

Gas

160

Costs

47

Depreciation

(90)

Others

211

3Q09

3Q 2009 Gas Natural Results

Adjusted Operating Income

Million €

200 150 100 50 0

+ 64%

138

3Q 08

226

3Q 09

Conclusions

Despite the weak scenario, results were better than 2Q due to:

Higher international oil prices and local prices in Argentina.

Strong retail activities.

Slight improvement in our chemical margins.

Production volumes in the GoM.

Repsol YPF

Third Quarter 2009 Preliminary Results

WEBCAST – CONFERENCE CALL November 12th, 2009

Repsol YPF

3Q09 Preliminary Results

November 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 12th, 2009	By:	/s/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer